EXPLANATORY NOTE

This filing is being filed to replace the Correspondence filing that was filed with the SEC on Oct 1, 2009.  The Company inadvertently left out a few rows on the table on page 8.

Mr. Karl Hiller
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4628
100 F. Street NE
Washington, DC 20549
U.S.A.

September 29, 2009

Via EDGAR

Dear Mr. Hiller:

Re:

Pure Nickel Inc., Form 20-F for the fiscal year ended November 30, 2008
Filed May 19, 2009
File No. 0-25489

Pure Nickel Inc. (“Pure Nickel”, “we”, “us”) hereby responds to the comments from the Securities and Exchange Commission as set out your letter dated September 3, 2009. The comments are reproduced below along with our responses.

Please advise us whether you have further comments. If there are no further comments we will file an amended Form 20-F for the fiscal year ended November 30, 2008 reflecting our responses as soon as practicable.

SEC comment	Pure Nickel Inc. response

1. [Selected Financial Data, page 9] We note your disclosure that the acquisition of (old) Pure Nickel Inc., a private company incorporated on May18, 2006 has been deemed a reverse takeover from a Canadian legal and accounting perspective. That is, (old) Pure Nickel Inc. is the acquirer for accounting purposes and the historical financial statements prior to the acquisition should be those of the accounting acquirer only. Therefore, it appears you should remove all of the financial information that pertains to Nevada Star Resources Corp. prior to the reverse takeover (e.g. financial information pertaining to the years ended November 30, 2004 and 2005).

The financial information that pertains to Nevada Star Resources Corp. prior to the reverse takeover (e.g. financial information pertaining to the years ended November 30, 2004 and 2005) will be removed.

Pure Nickel Inc.
95 Wellington St. W., Suite 900 Toronto, Ontario Canada 1 M5J 2N7
T: (416) 644-0001 F: (416) 644-0069 W: purenickel.com

SEC comment	Pure Nickel Inc. response

2. Please note the Instructions to Item 3.A of Form 20-F state you must provide selected financial data on a basis reconciled to U.S. GAAP for all periods for which you are required to reconcile the primary annual financial statements, which is three fiscal years. Please present US GAAP reconciled selected financial data, as of November 30, 2006 and for the period from May 18, 2006 ((old) Pure Nickel Inc.’s inception date) through November 30, 2006.

This information is already included with the financial statements for the year and period ended November 30, 2007 and 2006. (Please refer to our rationale for such a presentation, in item 6 below. Please also refer to our comment to item 11 below which notes the proposed changes to the U.S. GAAP reconciliation for the for the period from May 18, 2006 to November 30, 2006 )

3. [Overview, page 31] We note that you have only provided a discussion of the changes in your results of operations for the fiscal year ended November 30, 2008 compared to the fiscal year ended November 30, 2007. However, Item 5 of Form 20-F requires a discussion of your financial condition, changes in financial condition and results of operations for each year for which financial statements are required, including the causes of material changes from year to year in financial statement line items. Please provide a discussion of the changes in your results of operations for the fiscal year ended November 30, 2007 compared to the period from May 18, 2006 through November 30, 2006, or explain to us why you believe this information is not necessary for purposes of understanding your business.

Prior to the RTO transaction in March 2007 (which occurred during the fiscal year ended November 30, 2007), there was very limited operating activity. Consequently, management is of the belief that the financial condition, changes in financial condition and results of operations for the period ended November 30, 2006 and a comparison of those figures to the fiscal year ended November 30, 2007is not material and is not helpful in understanding our operations and financial position.

SEC comment	Pure Nickel Inc. response

4. [Controls and procedures, page 65] We note your disclosure stating, “Based on that evaluation, our chief executive officer and chief financial officer have concluded that our current disclosure controls and procedures are adequate and effective to ensure that material information relating to the Company was made known to them by others, particularly during the period in which this Annual Report on Form 20-F was being prepared.” If you are going to describe how your disclosure controls and procedures are effective, please address all aspects of the definition set forth in Rule 13a-15(e) of Regulation 13A. For example, you would need to revise your disclosure to clarify, if true, that your officers also concluded that your disclosure controls and procedures were effective to ensure that information required to be disclosed in the reports that you file or submit under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Alternatively, you may revise your disclosure to simply conclude that disclosure controls and procedures are either effective or not effective, as appropriate based on the evaluation.

We will amend the wording as suggested, and replace the referenced sentence with: “Based on that evaluation, our chief executive officer and chief financial officer have concluded that our current disclosure controls and procedures are adequate and effective.”

5. The guidance in Item 8.A of Form 20-F requires that your present audited financial statements that cover your latest three fiscal years and such financial statements must be accompanied by an audit report. However, we note you have only included an audit report that opines on your financial statements as of and for the years ended November 30, 2007 and 2008. Please consult with your auditors and undertake whatever procedures are necessary to obtain an audit opinion for your financial statements as of November 30, 2006 and for the period from May 18, 2006 through November 30, 2006, and include this audit report in an amendment to your filing.

The audit report for the period from May 18, 2006 to November 30, 2006 was inadvertently removed during the filing process.

The filing error will be corrected and the audit report for those financial statements will be added.

SEC comment	Pure Nickel Inc. response

6. On a related point, we note you have included two separate sets of consolidated financial statements within your document, which results in the presentation of duplicative financial statements and footnotes. Please consider revising your document to present one set of comparative financial statements that covers your latest three fiscal years.

We have reviewed your comments and are of the belief that adequate and appropriate disclosure has been included in the Annual Report on Form 20-F, and that the costs required to alter the presentation of our financial statements as suggested would not represent a material improvement to the disclosure nor provide a benefit commensurate with the expense required. We note that very limited operating activities were carried out during the period from May 18, 2006 to November 30, 2006, so that the financial statements for the period from May 18, 2006 to November 30, 2006 are of very limited usefulness in understanding and analyzing our operations. For these reasons we believe that the current presentation is appropriate taking into account the costs that would be required and the benefits that would accrue if the presentation were to be modified.

7. [Note 3] We note you have accounted for the share exchange between Nevada Star Resource Corp. and (old) Pure Nickel Inc. as a reverse takeover transaction that constitutes a business combination. Please provide to us the analysis you prepared to support Nevada Star Resources Corp. met the definition of a business, as defined by the Emerging Issues Committee of the Canadian Institute of Chartered Accountants (EIC 124) at the time of the share exchange.

The analysis is set out below.

[Response to comment 7, continued]

Analysis that determined that the share exchange between Nevada Star Resource Corp. and (old) Pure Nickel Inc. should be accounted for as a reverse takeover transaction that constituted a business combination.

Management considered the guidance provided by EIC 124 and in accordance therewith made the following three-step assessment.

I.

DETERMINE WHAT IS INCLUDED IN THE TRANSFERRED SET

1.

The set included long-lived assets which consisted of mineral properties and an option agreement

(a)	Properties:

	a.	MAN Alaska Property,

	b.	Salt Chuck Alaska Property; and

(b)	Option agreement:

a.

Milford Copper Property

2.	Intellectual property – Intellectual property consisted of data about previous and current exploration programs on Nevada Star’s properties

3.	Employees – The sole employee was the president and CEO who continued as a consultant to Pure Nickel Inc. and a director of Pure Nickel Inc., and remains Chairman of the Board of Pure Nickel Inc.

4.

Processes – The internal processes included exploration programs on the properties which continued after the RTO. It is the nature of the business that differing levels of exploration activity take place on the various properties from time to time.

II.

COMPARE THE IDENTIFIED ELEMENTS IN THE TRANSFERRED SET TO THE COMPLETE SET OF ELEMENTS IN ORDER TO IDENTIFY ANY MISSING ELEMENTS.

No elements were identified as missing from the transferred set. The items in the transferred set constituted a business and its operations. The scale of operations is larger in Pure Nickel Inc., which has additional employees and a larger portfolio of properties to explore.

III.

ASSESS MISSING ELEMENTS

Not applicable – no elements are missing.

CONCLUSION: Therefore, management concluded that the acquisition of Nevada Star was the acquisition of a business.

SEC comment	Pure Nickel Inc. response

8. Please explain why you believe recording the cost of Nevada Star Resources Corp. (legal parent) based on the fair value of the shares issued by that entity in completing the reverse take-over complies with the guidance of Emerging Issues Committee of the Canadian Institute of Chartered Accountants (EIC 124). Under this guidance the fair value of the shares of the legal subsidiary ((old) Pure Nickel Inc.) is generally used to determine the cost of a purchase. However, if the quoted market price of the shares of the legal subsidiary is not indicative of fair value or if fair value is not otherwise reliably measurable, it would be appropriate to use the total fair value of the issued and outstanding shares of the legal parent prior to the exchange of shares in determining the cost of the purchase.

Since old Pure Nickel Inc. was not a public company, there was no quoted market price available for its shares. Nevada Star Resources Corp. was a public company so that the fair value of its shares was determinable. (There is no guidance in EIC 124 as to the basis for determining the fair value of the consideration, but we have followed the guidance in EIC 10 – Reverse Takeover Accounting and CICA Handbook section1581 – Business Combinations, as well as CICA Handbook section 3831 – Non- Monetary Transactions, which is as you indicate.)

9. [Note 8] Tell us why you have not presented the 1:5 reverse stock split, which occurred on April 13, 2007, on a retroactive basis.	We will change the presentation in note 8 as you suggest.

SEC comment	Pure Nickel Inc. response

10. Please revise your table of issued and outstanding share capital to present the effects of exchanging the shares in the reverse takeover on a retroactive basis. Share activity of the accounting acquirer (legal subsidiary) in a reverse takeover should be recast using the ratio of shares issued by the legal acquirer (legal parent) in the reverse takeover over shares of the accounting acquirer that were outstanding immediately prior to the exchange, similar to a stock split. After recasting, all share activity immediately before the reverse takeover transaction should sum to equal the number of shares issued by the legal acquirer. This should be followed by an entry showing the number of shares of the legal acquirer that were outstanding immediately before the event, along with the legal acquirer's net assets or liabilities received by the accounting acquirer. You may refer to the guidance in Section I.F of the Division of Corporation Finance: Frequently Requested Accounting and Financial Reporting Interpretations and Guidance, located on our website at the following address: http://www. sec. gov/divisions/corpfin/guidance/cfactfaq.htrn#P 162 22074. Please note we believe the guidance issued by Emerging Issues Committee of the Canadian Institute of Chartered Accountants (EIC 10), is compatible with U.S. GAAP in this area.

We will revise the table as requested.

11. We note for U.S. GAAP purposes you expense exploration costs relating to unproven mineral properties, and all costs that for Canadian GAAP purposes were capitalized and classified as Mineral Properties on your balance sheets. Tell us the extent to which these costs represent acquisition costs of mineral rights, which would be capitalized under U.S. GAAP in accordance with the guidance in EITF 04-02 and subject to impairment testing under SFAS 144 and EITF 04-3.

We propose to amend the table in Note 18 in order to capitalize acquisition costs of mineral rights under U.S. GAAP. The amended table as proposed is set out below.

Amended Table for Note 18: (i) Net loss and loss per share
	Year ended	Year ended	Period ended
	30-Nov-08	30-Nov-07	30-Nov-06

Net gain (loss) under CDN GAAP	(2,432,040)	(7,725,575)	(138,523)
Capitalized expenditures on unproven min prop	(3,581,188)	(15,058,468)	(1,090,652)
Net Loss under US GAAP	(6,013,228)	(22,784,043)	(1,229,175)
Loss per share under US GAAP	$(0.09)	$(0.52)	(0.18)

(ii)
	30-Nov-08	30-Nov-07	30-Nov-06

Mineral properties under CAD GAAP	39,143,940	35,502,123	1,190,652
Capitalized expenditures on unproven min prop	(19,730,308)	(16,149,120)	(1,090,652)
Mineral Properties under US GAAP	19,413,632	19,353,003	100,000

(iii)
	30-Nov-08	30-Nov-07	30-Nov-06

Deficit under CAD GAAP	(10,296,138)	(7,864,098)	(138,523)
Capitalized expenditures on unproven min prop	(19,730,308)	(16,149,120)	(1,090,652)
Deficit under US GAAP	(30,026,446)	(24,013,218)	(1,229,175)

SEC comment	Pure Nickel Inc. response

12. [Nuvilik Property, Ungava, Quebec, page 28]. We note your disclosure in this section, referring to mines and other mineral properties that exist in the proximity of your property. Such disclosure may cause investors to infer that your property also has commercial mineralization, because of its proximity to these mines and properties. Please describe only geology, history, or exploration results that are directly related to the properties that you have the right to explore or mine. Please remove information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near your properties and instead focus your disclosure solely on your property.

We will remove the information about any mines, prospects, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies operating in or near our properties and instead will focus our disclosure solely on our property.

As you requested, we acknowledge that:

  we are responsible for the adequacy and accuracy of the disclosure in the filing;
  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours sincerely,

/s/ Jeffrey D. Sherman

Jeffrey D. Sherman
Chief Financial Officer